Exhibit 99.1

INFLARX N.V.

UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS – SEPTEMBER 30, 2022

These unaudited condensed financial statements are consolidated financial statements for the group consisting of InflaRx N.V. and its wholly-owned subsidiaries InflaRx GmbH, Jena, Germany, and InflaRx Pharmaceutical Inc., Ann Arbor, Michigan, United States (together, the “Group”). The financial statements are presented in Euro (€).

InflaRx N.V. is a company limited by shares, incorporated and domiciled in Amsterdam, The Netherlands.
Its registered office and principal place of business is in Germany, Jena, Winzerlaer Str. 2.

F-1

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

Unaudited Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the three and nine months ended September 30, 2022 and 2021		3
Unaudited Condensed Consolidated Statements of Financial Position as of September 30, 2022 and December 31, 2021		4
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity for the nine months ended September 30, 2022 and 2021		5
Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2022 and 2021		6
Notes to the Unaudited Condensed Consolidated Financial Statements		7
1.	Summary of significant accounting policies and other disclosures	7
(a)	Reporting entity and Group’s structure	7
(b)	Basis of preparation	7
(c)	Significant events of the quarter and changes in circumstances	8
2.	Other income	9
3.	Net financial result	10
4.	Other assets	11
5.	Financial assets and financial liabilities	11
6.	Cash and cash equivalents	12
7.	Equity	12
8.	Share-based payments	12
(d)	Equity settled share-based payment arrangements	12
(e)	Share-based payment expense recognized	14
9.	Protective foundation	14

F-2

InflaRx N.V. and subsidiaries

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss
for the three and nine months ended September 30, 2022 and 2021

		For the three months ended September 30,		For the nine months ended September 30,
in €, except for share data)	Note	2022 unaudited	2021 (unaudited)	2022 (unaudited)	2021 (unaudited)
Operating Expenses
Research and development expenses		(7,537,350)	(9,359,850)	(29,190,231)	(25,566,005)
General and administrative expenses		(3,087,285)	(3,395,606)	(11,821,694)	(9,115,783)
Total Operating Expenses		(10,624,636)	(12,755,456)	(41,011,925)	(34,681,788)
Other income	2	2,030,406	22,850	16,473,540	43,529
Other expenses		—	—	(844)	(844)
Operating Result		(8,594,230)	(12,732,606)	(24,539,229)	(34,639,103)
Finance income	3	199,758	27,380	310,121	85,964
Finance expenses	3	(6,845)	(9,527)	(39,376)	(16,261)
Foreign exchange result	3	882,370	715,799	3,173,883	1,621,165
Other financial result	3	(402,724)	(56,000)	(363,724)	(13,000)
Income Taxes		—	—	—	—
Loss for the Period		(7,921,671)	(12,054,955)	(21,458,325)	(32,961,235)

Share Information
Weighted average number of shares outstanding		44,203,763	44,186,279	44,203,763	40,740,353
Loss per share (basic/diluted)		(0.18)	(0.27)	(0.49)	(0.81)
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign currency		4,317,134	2,536,278	10,035,949	4,613,675
Total Comprehensive Loss		(3,604,538)	(9,518,677)	(11,422,376)	(28,347,560)

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries

Unaudited Condensed Consolidated Statements of Financial Position as of September 30, 2022 and December 31, 2021

(in €)	Note	September 30, 2022 (unaudited)	December 31, 2021

ASSETS
Non-current assets
Property and equipment		218,148	274,373
Right-of-use assets		1,414,504	1,408,078
Intangible assets		162,963	235,216
Other assets	4	350,570	336,566
Financial assets	5	237,702	27,206,990
Total non-current assets		2,383,887	29,461,224
Current assets
Current other assets	4	7,574,507	10,983,458
Current tax assets		1,589,924	1,282,177
Financial assets from government grants	5	5,954,754	—
Other financial assets	5	75,636,548	57,162,266
Cash and cash equivalents	6	17,978,003	26,249,995
Total current assets		108,733,737	95,677,896
TOTAL ASSETS		111,117,624	125,139,120

EQUITY AND LIABILITIES
Equity
Issued capital	7	5,304,452	5,304,452
Share premium	7	280,310,744	280,310,744
Other capital reserves		36,172,229	30,591,209
Accumulated deficit		(235,434,004)	(213,975,679)
Other components of equity		13,086,220	3,050,270
Total equity		99,439,640	105,280,996
Non-current liabilities
Lease liabilities	5	1,080,005	1,066,354
Other liabilities		39,879	35,019
Total non-current liabilities		1,119,884	1,101,373
Current liabilities
Trade and other payables	5	7,438,427	8,574,244
Liabilities from government grants	5	1,450,585	8,300,000
Lease liabilities	5	374,533	366,171
Employee benefits		1,151,288	1,378,130
Other liabilities		143,266	138,206
Total current liabilities		10,558,100	18,756,751
Total Liabilities		11,677,984	19,858,124
TOTAL EQUITY AND LIABILITIES		111,117,624	125,139,120

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity for the nine months ended September 30, 2022 and 2021

(in €, except for share data)	Note	Shares outstanding	Issued capital	Share premium	Other capital reserves	Accumulated deficit	Other compo- nents of equity	Total equity

Balance as of January 1, 2022		44,203,763	5,304,452	280,310,744	30,591,209	(213,975,679)	3,050,271	105,280,996
Loss for the period		—	—	—	—	(21,458,325)	—	(21,458,325)
Exchange differences on translation of foreign currency		—	—	—	—	—	10,035,949	10,035,949
Total comprehensive loss		—	—	—	—	(21,458,325)	10,035,949	(11,422,376)
Equity-settled share-based payments	8	—	—	—	5,581,021	—	—	5,581,021
Balance as of September 30, 2022*		44,203,763	5,304,452	280,310,744	36,172,229	(235,434,004)	13,086,220	99,439,640

Balance as of January 1, 2021		28,228,415	3,387,410	220,289,876	26,259,004	(168,345,620)	(3,726,790)	77,863,880
Loss for the period		—	—	—	—	(32,961,235)	—	(32,961,235)
Exchange differences on translation of foreign currency		—	—	—	—	—	4,613,675	4,613,675
Total comprehensive loss		—	—	—	—	(32,961,235)	4,613,675	(28,347,560)
Issuance of common shares and warrants		15,610,022	1,873,203	63,269,346	—	—	—	65,142,549
Transaction costs		—	—	(4,219,222)	—	—	—	(4,219,222)
Equity-settled share-based payments	8	—	—	—	3,823,592	—	—	3,823,592
Share options exercised	8	347,842	41,741	921,994	—	—	—	963,735
Balance as of September 30, 2021*		44,186,279	5,302,354	280,261,994	30,082,596	(201,306,855)	886,884	115,226,973

*unaudited

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2022 and 2021

(in €)	Note	For the nine months ended September 30, 2022 (unaudited)	For the nine months ended September 30, 2021 (unaudited)

Operating activities
Loss for the period		(21,458,325)	(32,961,235)
Adjustments for:
Depreciation & amortization of property and equipment, right-of-use assets and intangible assets		448,323	502,605
Net finance income		(3,080,904)	(1,677,868)
Share-based payment expense	7	5,581,021	3,823,592
Net foreign exchange differences		189,088	(3,185)
Changes in:
Financial assets from government grants	5	(5,954,754)	-
Other assets		3,087,177	(1,159,960)
Employee benefits		(221,982)	(438,436)
Other liabilities		5,061	12,130
Liabilities from government grants	5	(6,849,415)	-
Trade and other payables		(1,135,817)	3,259,223
Interest received		903,647	443,531
Interest paid		(38,978)	(15,072)
Net cash used in operating activities Investing activities		(28,525,857)	(28,214,674)
Purchase of intangible assets, property and equipment		(17,908)	(21,691)
Purchase of current financial assets		(47,031,216)	(40,512,715)
Proceeds from the maturity of financial assets		64,600,049	48,250,724
Net cash from investing activities		17,550,925	7,716,318
Financing activities
Proceeds from issuance of common shares	6	—	65,142,549
Transaction costs from issuance of common shares	6	—	(4,219,222)
Proceeds from exercise of share options	7	—	963,735
Repayment of lease liabilities		(273,092)	(271,608)
Net cash from (used in) financing activities		(273,092)	61,615,454
Net decrease/increase in cash and cash equivalents		(11,248,024)	41,117,098
Effect of exchange rate changes on cash and cash equivalents		2,976,033	2,881,645
Cash and cash equivalents at beginning of period		26,249,995	25,968,681
Cash and cash equivalents at end of period	5	17,978,003	69,967,424

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

1.	Summary of significant accounting policies and other disclosures

(a)	Reporting entity and Group’s structure

InflaRx N.V. (the “Company” or “InflaRx”) is a Dutch public company with limited liability (naamloze vennootschap) with its corporate seat in Amsterdam, The Netherlands, and is registered in the Commercial Register of The Netherlands Chamber of Commerce Business Register under CCI number 68904312. The Company’s registered office is at Winzerlaer Straße 2 in 07745 Jena, Germany. Since November 10, 2017, InflaRx N.V.’s common shares are listed on the NASDAQ Global Select Market under the symbol IFRX.

InflaRx is a clinical-stage biopharmaceutical Group focused on applying its proprietary anti-C5a and C5aR technologies to discover, develop and manufacture first-in-class, potent and specific inhibitors of the complement activation factor known as C5a and its receptor known as C5aR.

These consolidated financial statements of InflaRx comprise the Company and its wholly-owned subsidiaries InflaRx GmbH, Jena, Germany and InflaRx Pharmaceutical Inc., Ann Arbor, Michigan, United States (together referred to as “the Group”).

InflaRx GmbH is a clinical-stage biopharmaceutical company founded in 2008. In 2017, InflaRx N.V. became the sole shareholder of InflaRx GmbH through the contribution of the subsidiary’s shares to InflaRx N.V. by its existing shareholders in exchange of new shares issued by InflaRx N.V.

(b)	Basis of preparation

These interim condensed consolidated financial statements for the three- and nine-month reporting periods ended September 30, 2022 and 2021 have been prepared in accordance with IAS 34 Interim Financial Reporting. These condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements. Accordingly, this report is to be read in conjunction with the financial statements in the Company’s annual report for the year ended December 31, 2021 on Form 20-F.

The interim condensed consolidated financial statements were authorized for issue by the Board of Directors on November 8, 2022.

The financial statements are presented in Euro (€). Euro is the functional currency of InflaRx GmbH. The functional currency of InflaRx N.V. and InflaRx Pharmaceutical Inc. is U.S. Dollars. All financial information presented in Euro has been rounded. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them or may deviate from other tables.

The accounting policies adopted are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2021, except for the adoption of new standards effective as of January 1, 2022 as set out below. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The following amendments have been adopted effective January 1, 2022 and do not have a material impact on the consolidated financial statements of the Group:

•	Reference to the Conceptual Framework – Amendments to IFRS 3
•	Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16
•	Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37
•	AIP IFRS 9 Financial Instruments – Fees in the ’10 per cent’ test

The following standards issued will be adopted in a future period and the potential impact, if any, they will have on the Group’s consolidated financial statements is being assessed:

•	IFRS 17 Insurance Contracts
•	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or
Noncurrent and Classification of Liabilities as Current or Non-current
•	Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of
Accounting Estimates
•	Amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction
•	Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2

(c)	Significant events of the quarter and changes in circumstances

Russian-Ukraine Conflict

The conflict between Russia and Ukraine has resulted, and is expected to further result, in significant disruption, instability and volatility in global markets, as well as higher energy and other commodity prices. Since the Company is not currently conducting any business or receiving any services from vendors located in Russia or Ukraine, it does not expect that the ongoing war will have a direct impact on its operations in the near term. However, the Company may be affected by price increases or certain fiscal policy changes in Germany, where the Company is headquartered, such as new tax legislation, economic sanctions and comparable measures, although at this point, it does not foresee any such macroeconomic changes that are expected to have a direct impact on its business operations.

COVID-19 Pandemic

The COVID-19 pandemic continues to impact the Company’s operations as many governments continue to maintain measures to slow the spread of the outbreak through quarantines, travel restrictions, closure of borders and requiring maintenance of social distancing measures. However, during the first nine months of 2022, governments have lifted certain COVID-19 pandemic-related restrictions, which has continued to decrease the impact of the COVID-19 pandemic on the Company’s operations. In addition, during the first nine months of 2022, the Company has continued to use a hybrid working model that supports a blend of in-office and remote employees, depending on their role and location. Further, the Company’s service providers have continued to operate at regular levels and the Company has continued to recruit new patients and locate new clinical trial sites. Business travel, however, has been significantly reduced and widely replaced by other means of communication (e.g., through video-conferencing).

Development programs

On July 7, 2022 the Company announced that the U.S. Food and Drug Administration (FDA) granted a Fast Track designation to the development of its first-in-class anti-C5a monoclonal antibody vilobelimab for the treatment of ulcerative pyoderma gangrenosum (PG). The Company had submitted a request for Fast Track designation to the FDA on the positive outcome data in PG from its Phase IIa open-label dose-escalation study. The Company had previously announced that vilobelimab was granted Orphan Drug designation for the treatment of PG by both the FDA in the U.S. and the European Medicines Agency (EMA) in Europe and that the Company had held a productive End-of-Phase II meeting with the Division of Dermatology with the FDA related to its Phase III development plans in PG.

On September 8, 2022, the Company announced that the previously reported results from its Phase III trial of vilobelimab to treat critically ill, invasively mechanically ventilated COVID-19 patients have been published in the peer-reviewed journal, The Lancet Respiratory Medicine. The article includes a description of the results from the Phase III, multicenter, randomized, double-blind, placebo-controlled (PANAMO) study, as well as an in-depth statistical analysis confirming the robustness of the observed clinical survival benefit in the study.

On September 29, 2022, the Company announced that it submitted a request for Emergency Use Authorization (EUA) to the FDA for vilobelimab for the treatment of critically ill COVID-19 patients following encouraging interactions with the FDA at a previously held Type B meeting. Additionally, it announced that the FDA has granted the Company Fast Track designation for vilobelimab for the treatment of critically ill, intubated, mechanically ventilated COVID-19 patients.

Management changes

In August 2022, the Company announced the departure of Dr. Korinna Pilz, its Chief Clinical Development Officer who left the Company for personal reasons. The Company subsequently signed a separation agreement with Dr. Pilz, in which they mutually agreed that Dr. Pilz would continue providing her services until October 28, 2022. After October 28, 2022, Dr. Pilz may continue to advise the Company on specific matters on an as-needed basis.

2.	Other income

	For the three months ended September 30,		For the nine months ended September 30,
(in €)	2022 (unaudited)	2021 (unaudited)	2022 (unaudited)	2021 (unaudited)

Other income from government grants	2,019,684	—	16,435,051	—
Further other incomes	10,722	22,850	38,489	43,529
Total	2,030,406	22,850	16,473,540	43,529

Other income for the nine months ended September 30, 2022 was €16.5 million, which is primarily attributable to income recognized from grant payments received from the German federal government for the development of vilobelimab in severe COVID-19 patients, including expenses related to clinical development and manufacturing process development,

A portion of the other income was attributable to the recognition of €7.1 million, which was initially deferred in Q4 2021 as a liability, because prior to Q2 2022, the Company did not have reasonable assurance as to whether all grant conditions were fulfilled. In addition, the reimbursable portion of costs incurred under the government grant during the nine months ended September 30, 2022, in the amount of €9.3 million, were also recognized as other income.

3.	Net financial result

The net financial result is comprised of the following items for the three and nine months ended September 30:

	For the three months ended September 30,		For the nine months ended September 30,
(in €)	2022 (unaudited)	2021 (unaudited)	2022 (unaudited)	2021 (unaudited)
Financial income
Interest income	199,758	27,380	310,121	85,964
Financial expenses
Interest expenses	(878)	(4,305)	(22,980)	(7,190)

Interest on lease liabilities	(5,967)	(5,222)	(16,396)	(9,071)
Total	192,913	17,853	270,745	69,703

Interest income results from marketable securities and short-term deposits in U.S. Dollars held by the Company and its subsidiaries.

	For the three months ended September 30,		For the nine months ended September 30,
(in €)	2022 (unaudited)	2021 (unaudited)	2022 (unaudited)	2021 (unaudited)
Foreign exchange result
Foreign exchange income	1,634,121	910,411	5,691,750	5,002,650
Foreign exchange expense	(751,751)	(194,612)	(2,517,867)	(3,381,485)
Total	882,370	715,799	3,173,883	1,621,165

Foreign exchange income and expense is mainly derived from the translation of the U.S. Dollar cash, cash equivalents and securities held by the Company and its subsidiaries.

	For the three months ended September 30,		For the nine months ended September 30,
(in €)	2022 (unaudited)	2021 (unaudited)	2022 (unaudited)	2021 (unaudited)

Other financial result	(402,724)	(56,000)	(363,724)	(13,000)

Other financial result is due to the expected credit loss allowance, which is deducted from the Company’s current and non-current financial assets. The change is attributed to the current volatility in the capital markets resulting in an increase to the credit default swap spread. This input impacts the valuation of the Company’s securities.

Net financial result increased by €1.4 million to €3.1 million for the nine months ended September 30, 2022, from €1.7 million for the nine months ended September 30, 2021. This increase is mainly attributable to the strengthening of the USD to EUR during 2022.

4.	Other assets

(in €)	As of September 30, 2022 (unaudited)	As of December 31, 2021
Non-current other assets
Prepaid expense	350,570	336,566
Total	350,570	336,566
Current other assets
Prepayments on research & development projects	6,793,444	10,649,174
Current tax assets	1,589,924	1,282,177
Prepaid expense	781,062	334,284
Total	9,164,431	12,265,635

Prepaid expense mainly consisted of prepaid insurance expense.

As of September 30, 2022, prepayments on research & development (R&D) projects amounted to €6.8 million compared to €10.6 million as of December 31, 2021, and consisted of prepayments on clinical and R&D material production contracts.

5.	Financial assets and financial liabilities

Set out below is an overview of financial assets and liabilities, other than cash and cash equivalents, held by the Group as of September 30, 2022 and December 31, 2021:

(in €)	As of September 30, 2022 (unaudited)	As of December 31, 2021

Financial assets at amortized cost
Non-current financial assets	237,702	27,206,990
Financial assets from government grants	5,954,754	—
Other current financial assets	75,636,548	57,162,266
Financial liabilities at amortized cost
Liabilities from government grants	1,450,585	8,300,000
Trade and other payables	7,438,427	8,574,244
Interest bearing loans and borrowings
Non-current lease liabilities	1,080,005	1,066,354
Current lease liabilities	374,533	366,171

As of September 30, 2022, financial assets from government grants amount to €6.0 million. These €6.0 million are claims for eligible costs incurred as of Q3 2022, which the Company expects to request for payment in future periods (also see Note 2).

As of September 30, 2022, the fair value of current and non-current financial assets (primarily quoted debt securities) amounted to €80.7 million (Level 1). The Group’s debt instruments at amortized cost consist solely of quoted securities that are graded highly by credit rating agencies such as S&P Global and, therefore, are considered low credit risk investments.

Liabilities from government grants partly comprise funds received for advance payments to third parties. If goods or services from such third parties have not been received, corresponding amounts are not recognized as other income. The Company’s right to retain these funds is contingent on meeting all grant conditions.

6.	Cash and cash equivalents

(in €)	As of September 30, 2022 (unaudited)	As of December 31, 2021

Short-term deposits
Deposits held in U.S Dollars	3,744	12,584,892
Total	3,744	12,584,892
Cash at banks
Cash held in U.S. Dollars	15,169,816	7,612,467
Cash held in Euro	2,804,443	6,052,636
Total	17,974,259	13,665,103
Total cash and cash equivalents	17,978,003	26,249,995

7.	Equity

On July 8, 2020, the Company filed a Form F-3 (Registration Statement) with the U.S. Securities and Exchange Commission (SEC) with respect to the offer and sale of securities of the Company. The Company also filed a prospectus supplement (Prospectus Supplement) with the SEC relating to an at-the-market program providing for the sale of up to $50.0 million of its common shares over time pursuant to a Sales Agreement with SVB Securities LLC (formally known as SVB Leerink LLC). As of September 30, 2022, the remaining value authorized for sale under the Sales Agreement amounts to $35.2 million.

On February 25, 2021, the Company sold an aggregate of 15,000,000 common shares through a public offering. The common shares were sold at a price of $5.00 per share and have a nominal value of €0.12 per share. For each common share purchased, an investor also received a warrant to purchase a common share at an exercise price of $5.80. The shares and warrants were issued and the transaction closed on March 1, 2021 with gross offering proceeds to the Group from this offering being $75.0 million (€62.2 million), before deducting $4.5 million (€3.7 million) in underwriting discounts and other offering expenses of $0.4 million (€0.3 million). The warrants were exercisable immediately and expired on March 1, 2022. No warrants were exercised.

8.	Share-based payments

(d)	Equity settled share-based payment arrangements

During its historical financing rounds prior to 2016, InflaRx GmbH granted stock options under the 2012 Stock Option Plan. Those InflaRx GmbH options were converted into options for common shares of InflaRx N.V. in November 2017:

Number of share options under the 2012 Plan	2022	2021
Outstanding as of January 1,	148,433	148,433
Exercised during the nine months ended September 30	—	—
Outstanding as of September 30,	148,433	148,433
thereof vested	148,433	148,433

Under the terms and conditions of the Share Option Plan 2016, InflaRx GmbH granted rights to subscribe for InflaRx GmbH’s common shares to directors, senior management and key employees. Those InflaRx GmbH options were converted into options for common shares of InflaRx N.V. in November 2017:

Number of share options under the 2016 Plan	2022	2021
Outstanding as of January 1,	888,632	1,094,852
Exercised during the nine months ended September 30	—	(202,020)
Outstanding as of September 30,	888,632	892,832
thereof vested	888,632	892,832

In conjunction with the closing of its initial public offering, InflaRx N.V. established a new incentive plan, the 2017 Long-Term Incentive Plan (LTIP). The initial maximum number of options to common shares available for issuance pursuant to the LTIP amounted to 2,341,097 common shares.

At the annual general meeting on July 16, 2020, the Company’s shareholders approved an amendment to the LTIP with effect from January 1, 2021:

•
increasing the maximum annual number of options for common shares in the Company’s capital available for issuance under the LTIP, starting on January 1, 2021, to 4% (from 3%) of the Company’s outstanding common shares (determined as of December 31 of the immediately preceding year); and

•
removing certain restrictions from the LTIP, which will allow the Board of Directors and the committee administering the LTIP to (i) lower the exercise price per share of any options and/or share appreciation rights issued under the LTIP or take any other action treated as a ‘repricing’ of an award and (ii) cancel any option and/or share appreciation rights in exchange for cash or another award granted under the LTIP, in either case, without prior approval of the Company’s shareholders.

Number of share options under the LTIP	2022	2021
Outstanding as of January 1,	3,170,046	2,146,478
Granted during the nine months ended September 30	1,561,666	1,219,074
Exercised during the nine months ended September 30	—	(145,822)
Forfeited during the nine months ended September 30	(136,259)	(31,400)
Outstanding as of September 30,	4,595,453	3,188,330
thereof vested	3,762,203	2,173,210

On April 13, 2022, following the significant and persistent decrease of the stock price of the Company’s common shares during the first half year 2022 and especially after March 31, 2022, the Board of Directors assessed its impact on the value of the options to purchase common shares in the Company’s capital awarded under the LTIP and concluded that, due to the extraordinary situation and in order to ensure that the options continue to be an appropriate performance incentive for the Company’s management, employees and directors, the exercise price of all outstanding and unexercised options held by active employees or directors of the Company or its affiliates would be adjusted to $1.86 per share.

The repricing decision on April 13, 2022 affected the 2016 Plan and the LTIP 888,632 share options from the 2016 Plan and 4,544,248 share options from the LTIP were affected. The valuation of past grants with the new exercise price of $1.86 resulted in incremental fair values of the outstanding options (i.e., additional compensation expense had to be recognized).

The number of share options granted during the nine months ended September 30, 2022 under the LTIP was as follows:

Share options granted	Number	Fair value per option	FX rate as of repricing date	Fair value per option	Share price at repricing date / Exercise price	Expected volatility	Expected life (midpoint based)	Risk-free rate (interpolated, U.S. sovereign strips curve)
2022
January 12	1,516,666	$3.66	0.9008	€3.30	$4.13	1.35	5.31	1,57%
January 12	45,000	$3.68	0.9008	€3.32	$4.13	1.35	5.50	1.59%
	1,561,666

The number of share options granted during the nine months ended September 30, 2022 under the LTIP, considering the repricing decision on April 13, 2022 was as follows:

Share options granted	Number	Fair value per option	FX rate as of repricing date	Fair value per option	Share price at repricing date / Exercise price	Expected volatility	Expected life (midpoint based)	Risk-free rate (interpolated, U.S. sovereign strips curve)
2022
January 12	1,516,666	$1.61	0.9237	€1.49	$1.86	1.35	4.69	2.6%
January 12	45,000	$1.59	0.9237	€1.47	$1.86	1.35	4.50	2.6%
	1,561,666

Of the 1,561,666 options granted in the nine months ended September 30, 2022, 1,362,500 were granted to members of the Executive Management or Board of Directors.

Expected dividends are nil for all share options listed above.

(e)	Share-based payment expense recognized

For the nine months ended September 30, 2022, the Company recognized €5,581 thousand of share-based payment expense, which included an expense of €701 thousand for the valuation of past grants with the new exercise price as a result of the repricing of options in April 2022.

9.	Protective foundation

According to the articles of association of the Company, up to 110,000,000 common shares and up to 110,000,000 preferred shares with a nominal value of €0.12 per share are authorized to be issued. All shares are registered shares. No share certificates shall be issued.

In order to deter acquisition bids, the Company`s general meeting of shareholders approved the right of an in-dependent foundation under Dutch law, or protective foundation, to exercise a call option pursuant to the call option agreement, upon which preferred shares will be issued by the Company to the protective foundation of up to 100% of the Company’s issued capital held by others than the protective foundation, minus one share. The protective foundation is expected to enter into a finance arrangement with a bank or, subject to applicable restrictions under Dutch law, the protective foundation may request the Company to provide, or cause the Company’s subsidiaries to provide, sufficient funding to the protective foundation to enable it to satisfy its payment obligation under the call option agreement.

These preferred shares will have both a liquidation and dividend preference over the Company`s common shares and will accrue cash dividends at a pre-determined rate. The protective foundation would be expected to require the Company to cancel its preferred shares once the perceived threat to the Company and its stakeholders has been removed or sufficiently mitigated or neutralized. The Company believes that the call option does not represent a significant fair value based on a Level 3 valuation, since the preference shares are restricted in use and can be cancelled by us.

In the three and nine months ended September 30, 2022, the Company expensed €15 thousand and €45 thousand, respectively, of ongoing costs to reimburse expenses incurred by the protective foundation.